May 8, 2006	Jeffrey C. Thacker
jeffrey.thacker@hellerehrman.com
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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Gregory S. Belliston

Re:	iVOW, Inc.
Schedule 14A
Filed April 20, 2006
File No. 0-27610

Mr. Riedler:

Enclosed for filing on behalf of iVOW, Inc. (the “Company”) is Amendment No. 1 (the “Amendment”) to the above-referenced Schedule 14A, originally filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2006 (the “Proxy Statement”).  This Amendment reflects changes made in response to your letter dated May 1, 2006, regarding the Proxy Statement (the “Staff Letter”).  The comments contained in the Staff Letter are reproduced in bold and italics below, and the response to each comment follows.

Proposal 2, page 8

1.                                      Since proposal 2 involves an exchange of securities, Item 12 of Schedule 14A is applicable.  Please include the information described in Item 13(a), as required by Item 12(f).

The section titled “Incorporation of Certain Information by Reference” has been added to in order to incorporate by reference certain of the financial information requested above and the information included under the heading “Financial Information” in Proposal 2 has been added in order to address the remainder of the Staff’s comment.

2.                                      We note the following statement near the top of page 11: “As a result, the stockholder approval requested in Proposal 2 includes the approval of the Warrant Exchange and the private placement completed on February 22, 2006, if these transactions are intergrated

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for purposes of NASD Rule 4350(i)(l)(D).” Please put the private placement in a separate proposal.  The separate proposal should disclose, among other things, the consequences of not getting shareholder approval for the private placement that already occurred.

The Company has revised the Proxy Statement to separate the Private Placement and Warrant Exchange proposals as requested.

3.                                       We note the following sentence on page 12: “Certain of the holders of the Existing Warrants may, upon exercise of the New Warrants, become significant holders of the Company’s common stock and, as such, will have significant voting power with respect to their shares ." Please identify these holders and state their potential beneficial ownerships, both as a number of shares and as a percentage of shares outstanding.

The sentence under the heading “Certain Significant Stockholders May Exercise Additional Control” has been revised to indicate that "If our 5% and greater stockholders exercise their New Warrants, they will control an even larger percentage of the voting power of our common stock, and, such, may exercise even greater control over our Company," and the 5% or greater holders together with their respective ownership percentages have been identified by cross reference to the owner ship table.

If you have any questions or comments regarding this letter or the Amendment, please do not hesitate to contact me.

Very truly yours,

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker